UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)

The Lion Electric Company
(Name of Issuer)
Common Shares
(Title of Class of Securities)
536221104
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 536221104

1	Name of Reporting Person Marc Bedard
2	Check the Appropriate Box if a Member of a Group (a): (b):
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 29,156,178 (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 29,156,178 (1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,156,178
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 12.7% (2)
12	Type of Reporting Person IN

(1)    Includes 25,958,653 Common Shares, no par value (the “Lion Common Shares”), of the Lion Electric Company (the “Issuer”) held of record by 9368-2672 Québec Inc., (b) 59,842 Lion Common Shares held of record by Marc Bedard, (c) 9,842 Lion Common Shares which may be acquired by Marc Bedard through the exercise of common share purchase warrants of the Company (“Warrants”) and (d) 3,127,841 Lion Common Shares which may be acquired by Marc Bedard through the exercise of options exercisable within 60 days of the Event Date of this filing. Marc Bedard has control over, directly and indirectly, a majority of the voting shares of 9368-2672 Québec.
(2)    This percentage is based on the sum of 229,322,615 Lion Common Shares based on (a) 226,184,932 outstanding as of January 1, 2024, (b) 9,842 Lion Common Shares that Marc Bedard has the right to acquire upon exercise of Warrants, and (c) 3,127,841 Lion Common Shares that Marc Bedard has the right to acquire upon exercise of options exercisable within 60 days of the Event Date of this filing.

CUSIP NO. 536221104

1	Name of Reporting Person 9368-2672 Québec Inc.
2	Check the Appropriate Box if a Member of a Group (a): (b):
3	SEC Use Only
4	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,958,653
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,958,653
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,958,653
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 11.3% (1)
12	Type of Reporting Person FI
(1)    This percentage is based on the sum of 229,322,615 Lion Common Shares based on (a) 226,184,932 outstanding as of January 1, 2024, (b) 9,842 Lion Common Shares that Marc Bedard has the right to acquire upon exercise of Warrants, and (c) 3,127,841 Lion Common Shares that Marc Bedard has the right to acquire upon exercise of options exercisable within 60 days of the Event Date of this filing.

Item 1(a).    Name of issuer: The Lion Electric Company, a corporation existing under the Business Corporations Act (Québec)
Item 1(b).    Address of issuer’s principal executive offices:
921 chemin de la Rivière-du-Nord, Saint-Jérôme (Québec) J7Y 5G2

Item 2(a).    Names of persons filing:

This Schedule 13G is being jointly filed by the following persons:
(i)    Marc Bedard
(ii) 9368-2672 Québec Inc.
Item 2(b).    Address or principal business office or, if none, residence:
The principal business office for Marc Bedard and 9368-2672 Québec Inc. is 921 chemin de la Rivière-du-Nord, Saint-Jérôme (Québec) J7Y 5G2.
Item 2(c).    Citizenship:
Mr. Bedard is a citizen of Canada. 9368-2672 Québec Inc. exists under the Business Corporations Act (Québec).
Item 2(d).    Title of class of securities: Common shares, no par value
Item 2(e).    CUSIP number: 536221104
Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.    Ownership:
The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Item 5.    Ownership of five percent or less of a class: Not applicable.
Item 6.    Ownership of more than five Percent on behalf of another person: Not applicable.
Item 7.    Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.
Item 8.    Identification and classification of members of the group: Not applicable.
Item 9.    Notice of dissolution of group: Not applicable.
Item 10.    Certifications: Not applicable.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated: February 13, 2024
MARC BEDARD

/s/ Marc Bedard

9368-2672 QUÉBEC INC

By:    /s/ Marc Bedard
Name:    Marc Bedard
Title:    President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement between Marc Bedard and 9368-2672 Québec Inc. regarding filing of Schedule 13G, dated February 13, 2024.